UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Form 13F

FORM 13F COVER PAGE

Report for the Calendar Year or Quarter Ended: 09-30-2012

Check here if Amendment [ ]; Amendment Number: _____
   This Amendment (Check only one.):   [ ] is a restatement.
                                  [ ] adds new holdings entries.

Institutional Investment Manager Filing this Report:

Name: Bedlam Asset Management plc
Address: 20 Abchurch Lane, London, EC4N 7BB, UK

Form 13F File Number: 28-_____

The institutional investment manager filing this report and the person by whom it is signed hereby represent that the person signing the report is authorized to submit it, that all information contained herein is true, correct and complete, and that it is understood that all required items, statements, schedules, lists, and tables, are considered integral parts of this form.

Person Signing this Report on Behalf of Reporting Manager:

Name: Michael Comras
Title: Chief Compliance Officer
Phone: +44 20 7648 4325

Signature, Place, and Date of Signing:

_____   London, U.K.   11-09-2012
       [Signature]   [City, State]   [Date]

Report Type (Check only one.):

[X]   13F HOLDINGS REPORT. (Check here if all holdings of this reporting manager are reported in this report.)

[ ]   13F NOTICE. (Check here if no holdings reported are in this report, and all holdings are reported by other reporting manager(s).)

[ ]   13F COMBINATION REPORT. (Check here if a portion of the holdings for this reporting manager are reported in this report and a portion are reported by other reporting manager(s).)

FORM 13F SUMMARY PAGE

Report Summary:

Number of Other Included Managers: _____0_____

Form 13F Information Table Entry Total: _____23_____

Form 13F Information Table Value Total: _____ 208,081_____
(thousands)

List of Other Included Managers:

Provide a numbered list of the name(s) and Form 13F file number(s) of all institutional investment managers with respect to which this report is filed, other than the manager filing this report.

NONE

FORM 13F INFORMATION TABLE

COLUMN 1	COLUMN 2	COLUMN 3	COLUMN 4	COLUMN 5			COLUMN 6	COLUMN 7	COLUMN 8		
									VOTING AUTHORITY		
NAME OF ISSUER	TITLE OF CLASS	CUSIP	VALUE (x$1000)	SHRS OR PRN AMT	SH/ PRN	PUT/ CALL	INVESTMENT DISCRETION	OTHER MANAGER	SOLE	SHARED	NONE
AGCO CORP	COM	001084 10 2	11,927	251,205	SH		SOLE		251,205		
BRISTOL MYERS SQUIBB CO	COM	110122 10 8	18,324	542,946	SH		SOLE		542,946		
CELGENE CORP	COM	151020 10 4	17,458	228,504	SH		SOLE		228,504		
CHECK POINT SOFTWARE TECH LT	ORD	M22465 90 4	12,344	256,314	SH		SOLE		256,314		
DREAMWORKS ANIMATION SKG INC	CL A	26153C 10 3	10,399	540,768	SH		SOLE		540,768		
GOLDCORP INC NEW	COM	380956 40 9	14,298	311,836	SH		SOLE		311,836		
KIMBERLY CLARK CORP	COM	494368 10 3	537	6,264	SH		SOLE		6,264		
KONAMI CORP	SPONSORED ADR	50046R 10 1	250	11,027	SH		SOLE		11,027		
MARKET VECTORS ETF TR	VIETNAM ETF	57060U 76 1	174	10,866	SH		SOLE		10,866		
MEDTRONIC INC	COM	585055 10 6	15,247	353,600	SH		SOLE		353,600		
MOSAIC CO NEW	COM	61945C 10 3	13,366	232,012	SH		SOLE		232,012		
PFIZER INC	COM	717081 10 3	18,097	728,249	SH		SOLE		728,249		
SANOFI	SPONSORED ADR	80105N 10 5	390	9,067	SH		SOLE		9,067		
SHUFFLE MASTER INC	COM	825549 10 8	9,057	572,878	SH		SOLE		572,878		
SILVER WHEATON CORP	COM	828336 10 7	376	9,466	SH		SOLE		9,466		
SMITH & NEPHEW PLC	SPDN ADR NEW	83175M 20 5	249	4,515	SH		SOLE		4,515		
SOUTHWESTERN ENERGY CO	COM	845467 10 9	11,329	325,741	SH		SOLE		325,741		
SYNGENTA AG	SPONSORED ADR	87160A 10 0	306	4,086	SH		SOLE		4,086		
TYCO INTERNATIONAL LTD	CALL	H89128 90 4	18,172	323,002	SH		SOLE		323,002		
ULTRA PETROLEUM CORP	COM	903914 10 9	11,930	542,763	SH		SOLE		542,763		
WD-40 CO	COM	929236 10 7	307	5,829	SH		SOLE		5,829		
WOLVERINE WORLD WIDE INC	COM	978097 10 3	9,131	205,799	SH		SOLE		205,799		
YAMANA GOLD INC	COM	98462Y 10 0	14,411	754,131	SH		SOLE		754,131		